December 26, 2018

Mauricio Ramos
President and Chief Executive Officer
Millicom International Cellular S.A.
2, Rue du Fort Bourbon
L-1249 Luxembourg
Grand Duchy of Luxembourg

       Re: Millicom International Cellular S.A.
           Registration Statement on Form 20-F
           Filed December 13, 2018
           File No. 001-38763

Dear Mr. Ramos:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications